Exhibit 4.79
English Translation of Chinese Language Document

Security Agreement

Contract No.: QT220100054
Signing Date:
Signing Place: Jiangning District, Nanjing

Party A: China Electric Equipment Group Co., Ltd.
Party B: China Sunergy (Nanjing) Co., Ltd.

Through friendly negotiation, Party A agrees to provide security for Party B’s bank credit loans. The security shall have a term from May 17, 2010 to May 31, 2011 and the total secured amount shall not exceed RMB1 billion. Party A shall provide the security service to Party B for free. However, if there is any material change to the credit or operation status of Party B, the parties hereto shall re-negotiate as for whether the total secured amount hereunder shall be changed.

This agreement shall be governed by and interpreted according to the relevant laws of the People’s Republic of China.

This agreement shall be in duplicate, each for one party, and shall become effective upon signing by the legal representative and affixing of the common seal of each party.

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China Electric Equipment Group Co., Ltd. /s/ Legal Representative: Tingxiu Lu /s/ April 26, 2010	China Sunergy (Nanjing) Co., Ltd./s/ Legal Representative: Tingxiu Lu /s/ April 26, 2010